UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CKX, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

12562M106

(CUSIP Number)

Bryan E. Bloom

WRH Partners II, L.L.C.

67 Park Place

Morristown, New Jersey 07960

(973) 984-1233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William R. Huff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 15,339,286* 8 SHARED VOTING POWER * 9 SOLE DISPOSITIVE POWER 15,339,286* 10 SHARED DISPOSITIVE POWER *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,339,286*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON (See Instructions) IA, IN

*	William R. Huff possesses sole power to vote and direct the disposition of all securities of CKX, Inc. (the “Company”) held by The Huff Alternative Fund, L.P. and one of its affiliated limited partnerships (together, the “Huff Entities”), subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Thus, as of June 27, 2005, Mr. Huff was deemed to beneficially own 15,339,286 shares of common stock of the Company, $.01 par value per share (“Shares”), or approximately 16.6% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. See Item 5 for further information.

CUSIP No. 12562M106	Page 3 of 6

This statement constitutes Amendment No. 1 (this “Amendment”) to the Schedule 13D of William R. Huff, filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2005 (the “Schedule 13D”), with respect to the common stock, $.01 par value per share (the “Shares”), of CKX, Inc. (“the “Company”), formerly known as Sports Entertainment Enterprises, Inc. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed thereto in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended by adding the following:

The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value per share (the “Shares”), of CKX, Inc. (the “Company”), formerly known as Sports Entertainment Enterprises, Inc.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by incorporating by reference Item 6 of this Amendment information concerning the exercise and conversion of Company securities.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following:

As of June 27, 2005, the closing date for the exercise of the underwriters’ over-allotment option pursuant to an underwritten public offering of the Shares (the “Offering”), Mr. Huff was deemed to beneficially own (in the manner described in the Schedule 13D) 15,339,286 Shares or approximately 16.6% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (based on the 88,444,195 Shares that were stated to be outstanding after the Offering, as reported on Company’s Prospectus, filed with the SEC on June 22, 2005, to which is added the 3,000,000 additional Shares outstanding after exercise of the underwriters’ over-allotment option pursuant to the Offering as disclosed in the Company’s press release dated June 27, 2005).

During the sixty days prior to June 27, 2005, other than the transactions described in this Amendment, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following:

Since the filing of the Schedule 13D and as described in the Forms 4 of Mr. Huff, filed with the SEC on March 18, 2005 and March 23, 2005, respectively, The Huff Alternative Fund, L.P. and one of its affiliated limited partnerships (together, the “Huff Entities”) have exercised warrants, and converted shares of Series A Convertible Redeemable Preferred Stock (the “Series A Stock”) into an aggregate of 10,658,171 Shares.

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On March 15, 2005, the Huff Entities exercised warrants to purchase 1,860,660 Shares at an exercise price of $1.00 per Share, warrants to purchase 1,860,660 Shares at an exercise price of $1.50 per Share and warrants to purchase 885,598 Shares at an exercise price of $2.00 per Share (collectively, the “Warrants”). The aggregate exercise price of $6,422,846 due on the exercise of the Warrants was funded from cash held by the Huff Entities for the purpose of making investments in securities.

On March 21, 2005, the Huff Entities converted a total of 2,172,400 shares of Series A Stock at a conversion price of $7.18 per share, into 6,051,253 Shares (the “Conversion Shares”).

Following the exercise of the Warrants and the conversion of Conversion Shares, the only securities of the Company held by the Huff Entities are 14,364,223 Shares and warrants to purchase 975,063 Shares at an exercise price of $2.00 per share.

Following the conversion of the Conversion Shares, the Huff Entities no longer hold any shares of the Company’s Series A Stock and there is no Series A Stock outstanding. Accordingly, any rights of holders of Series A Stock in their capacity as such described in the Schedule 13D are no longer in effect except to the extent, if any, that the documents creating such rights contemplate their survival.

In connection with the Offering, the Huff Entities entered into a lock-up agreement with Bear, Stearns & Co. Inc. (“Bear Stearns”), as representative of the underwriters underwriting the Offering. The lock-up agreement prevents the Huff Entities from selling, offering for sale, granting a call option or otherwise disposing of the Shares or any other equity securities or securities exercisable for or convertible into equity securities of the Company or its subsidiaries (the “Locked-Up Securities”) for a period of 90 days from June 21, 2005, the date of the final prospectus (the “Lock-Up Period”), without the prior written consent of Bear Stearns. The Lock-Up Period is subject to extension and certain exceptions under certain circumstances.

In connection with the lock-up agreement, the Company and the Huff Entities entered into a letter agreement (the “Letter Agreement”) pursuant to which, among other things, the Company has agreed, if requested by the Huff Entities, to file as expeditiously as practicable after expiration of the Lock-Up Period, a registration statement (a “Registration Statement”), at the Company’s cost, with respect to any Shares then held by the Huff Entities, any Shares issuable to the Huff Entities upon conversion or exercise of securities held by them, or acquired by the Huff Entities as a result of a dividend, stock split or similar event and to perform other obligations relating thereto. The Letter Agreement waived a one-year restriction on transfer of certain of the Shares that was contained in the Stock Purchase Agreement described in the Schedule 13D, to the extent necessary to permit the Huff Entities to sell their Shares in connection with such Registration Statement and in a second underwritten public offering of shares of its common stock (a “Second Offering”) subject to specified volume limitations. The Letter Agreement also provides for termination of the Huff Entities’ registration rights under the Registration Rights Agreement described in the Schedule 13D, subject to the Company complying with certain of its obligations set forth in the Letter Agreement.

The descriptions of the lock-up agreement and the Letter Agreement contained herein are summaries of, and are subject to and qualified by reference to, the provisions of such documents, which are filed as exhibits to the Schedule 13D and incorporated herein by reference.

CUSIP No. 12562M106	Page 5 of 6

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description
1	Lock-Up Agreement dated June 6, 2005 between the Huff Entities and Bear Stearns, as representative of the several underwriters, filed herewith

2	Letter Agreement dated June 6, 2005 between the Huff Entities and the Company, incorporated by reference to Exhibit 4.9 to Registration Statement on Form S-1 of the Company, filed with the SEC on June 21, 2005

3	Power of Attorney appointing Bryan E. Bloom attorney-in-fact for William R. Huff, incorporated by reference to Exhibit 24 to the Form 4 of William R. Huff dated March 15, 2005, filed with the SEC on March 18, 2005

CUSIP No. 12562M106	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2005

/s/ Bryan E. Bloom
Bryan E. Bloom, Attorney-in-Fact for William R. Huff, on behalf of The Huff Alternative Fund, L.P. and one of its affiliated limited partnerships

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).